Mail Stop 4561

September 6, 2005

Mitchell I. Quain
Chairman of the Board
Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018

Re:	Register.com, Inc.
	Preliminary Proxy Materials on Schedule 14A
	File No. 0-29739
      Filed August 25, 2005

Dear Mr. Quain:

	We conducted a limited review of your filing.   We have the
following comment:

      1.	We note your statement in the Legal Proceedings section
on
page 20 that you believe that the fiduciary claims asserted are without merit and that the requested relief is inappropriate.
This
statement is a legal conclusion that the company is unqualified to make. Please revise your disclosure to omit this statement.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please direct any questions to Jennifer Gowetski at (202)
551-
3401, or the undersigned at (202) 551-3780.

Sincerely,



Owen Pinkerton
Senior Counsel



cc:	Roy Katzovicz (via facsimile)
	Wachtell, Lipton, Rosen & Katz
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Register.com, Inc.
September 6, 2005
Page 1